
11008073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 0-33207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vodafone US Retirement Plan
(hereinafter referred to as "Plan")

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Vodafone Group PLC (ADRs)
999 18th Street, Suite 1750
Denver, CO 80202

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the Vodafone US Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Anna Devine, Chief Financial Officer
June 27, 2011

Vodafone US Retirement Plan

Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010, Supplemental Schedule as of and for the Year Ended December 31, 2010, and Report of Independent Registered Public Accounting Firm

VODAFONE US RETIREMENT PLAN
TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Trustees of
Vodafone US Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Vodafone US Retirement Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic 2010 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion is fairly stated in all material respects when considered in relation to the basic 2010 financial statements taken as a whole.



Denver, CO
June 24, 2011

VODAFONE US RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:		
Participant-directed investments at fair value	$ 108,873,820	$ 104,474,771
Total investments	108,873,820	104,474,771
Receivables:		
Employer contributions	145,395	137,665
Participant contributions	-	19,447
Common stock dividend receivable	367,937	406,795
Notes receivable from participants	412,139	116,370
Total receivables	925,471	680,277
NET ASSETS AVAILABLE FOR BENEFITS — At fair value	109,799,291	105,155,048
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	-	(94,479)
NET ASSETS AVAILABLE FOR BENEFITS	$109,799,291	$ 105,060,569

See notes to financial statements.

VODAFONE US RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2010

CONTRIBUTIONS:	
Employer	$ 1,818,009
Participant	1,076,742
Rollovers	71,633
Total contributions	2,966,384
Investment Income:	
Net appreciation in fair value of investments	9,330,592
Dividends and interest income	2,577,991
Net investment income	11,908,583
Interest income on notes receivable from participants	11,810
DEDUCTIONS:	
Benefits paid to participants	10,129,889
Investment management fees	18,166
Total deductions	10,148,055
INCREASE IN NET ASSETS	4,738,722
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	$ 105,060,569
End of year	$ 109,799,291

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Vodafone US Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the comprehensive Plan document for more complete information.

General — Vodafone Americas Inc ("Vodafone" or the "Company") sponsors the Plan. The Plan is a defined contribution plan covering eligible employees of the Company and the employees of US-based Vodafone affiliates of the Company participating in the Plan ("Participating Entities"). Participating Entities in the Plan are Vodafone and Vodafone Global Enterprise Inc.

Prudential Retirement Insurance and Annuity Company ("Prudential") is the recordkeeper of the Plan and manages participant accounts. Prudential Bank and Trust, FSB, is the trustee of the Plan and manages Plan assets. Effective January 1, 2010, Vodafone amended its plan to adopt the Prudential prototype 401(k) plan.

Prior to January 1, 2010, Charles Schwab Retirement Plan Services and Charles Schwab Trust Company (CSTC) served as recordkeeper and trustee, respectively.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility — An employee is eligible to participate in the Plan if he or she is an employee of the Participating Entities and has completed three full consecutive months of service. Employees are not eligible to participate if they are (a) covered by a collective bargaining agreement, (b) employed by a US-based Vodafone affiliate of the Company that does not participate, (c) not on the payroll of any Vodafone US entity, (d) leased employees, or (e) nonresident aliens.

Salary Deferrals and Employee Contributions — New employees (after they meet the eligibility requirements) are automatically enrolled in the Plan at a 6% of base salary pre-tax contribution level, unless they elect otherwise prior to becoming eligible to participate in the Plan (participants may also adjust their contribution rate after enrolling).

During 2010, the 6% pre-tax deduction was invested in the Prudential Goalmaker portfolio allocation ("Goalmaker") if the participant did not affirmatively elect another investment fund. Goalmaker is a Prudential investment product that allocates participants investment balances in accordance with risk tolerance and expected retirement dates.

A participant may elect to contribute to the Plan in the amount of any whole percentage up to 100% of eligible compensation, subject to applicable Internal Revenue Code (IRC) limits. Contributions may be designated as pre-tax deductions ("Salary Deferrals") up to the pre-tax contribution maximum permitted by law, or as after-tax deductions. Salary Deferrals were limited to $16,500 in 2010. This maximum allowable pre-tax limit is subject to annual revision for cost-of-living increases as reflected in IRC Section 402(g).

The Plan permits catch-up contributions, in accordance with the Economic Growth Tax Relief and Reconciliation Act which allows 401(k) participants who are over age 50 or who reach age 50 during a calendar year to contribute additional amounts in pre-tax dollars to their accounts ($5,500 in 2010, amount to be indexed annually) above the maximum allowable pre-tax limit. Certain restrictions also apply.

Participating Entities Contributions — There are three types of contributions:

Basic Contributions — Basic employer contributions are purely discretionary and were 5% of eligible compensation for the Plan year ended December 31, 2010.

Matching Contributions — Each participant receives matching contributions of 100% for up to 6% of his or her Salary Deferrals. A year-end true-up contribution is made to ensure that all eligible participants receive up to the entire 6% employer matching contribution, subject to active employment status on the last day of the Plan year.

Variable Contributions — If the Participating Entities elects to make a variable contribution for a Plan year, each participant who was employed at the end of the Plan year or who has died, attained retirement status, or incurred a disability during such year will receive a variable contribution based on corporate performance criteria as determined by the Vodafone Group Plc Remuneration Committee. Retirement status means attaining age 55 if age and years of service equal or are greater than 75 years, or attaining age 62 with at least 5 years of service. Variable contributions made during the year ended December 31, 2010 (based on plan participants as of December 31, 2009) were $241,266.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's basic and matching contributions, allocations of the Company's discretionary variable contributions, and Plan earnings, and are charged with withdrawals and losses in the funds in which a participant invests. Other than the Company's discretionary variable contributions, allocations are based on participant earnings or account balances, as defined. The Company discretionary variable contributions are a percentage of a participant's 401(a)(17) earnings, which changes annually depending on corporate performance during the fiscal year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Contributions are remitted to Prudential Bank and Trust, FSB, as trustee, for investment under the Plan. A participant may direct the investment of his or her account balance, including unvested matching contributions, in increments of 1%, in one of the Plan's investment options. A participant may, on a daily basis, change investment directions for future deductions and allocations of employee and employer contributions and may redirect the investment of his or her total account among the investment funds. Amounts must be transferred in 1% increments between investment options.

Vesting — Employee contributions and the first 4% of employer matching contributions are always fully vested.

Employer basic contributions, the last 2% of matching contributions, and variable contributions vest on the earliest of the completion of three years of service, death, disability, attainment of age 65 while employed, involuntary termination under the terms of the Company severance plan, or partial or full Plan termination.

A participant receives credit for one year of service for each calendar year in which at least 1,000 hours of service are completed. Employer contributions which are not yet vested are forfeited one year after termination of employment.

If a participant ceases to be an employee before becoming 100% vested, the nonvested portion of his or her account balance is forfeited. Forfeitures arising from Company and/or Participating Entities contributions are applied to administrative expenses of the Plan, or are used to reduce employer matching contributions to the Plan.

Restoration of Forfeited Amounts — Forfeitures will be restored to a participant's account if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other account forfeitures.

Participant Loans — Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of the participant's vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid ratably through either payroll deductions or coupon remittance procedures. The Plan allows for no more than two loans of any type.

Effective January 1, 2010, the Plan was amended to allow a terminated participant to borrow from their fund accounts and make repayments through coupon remittance procedures. All other terms for terminated participant's loans are consistent with the above.

Payment of Benefits — Upon a participant's retirement, death, disability, or termination of employment, the participant's account will be available for distribution as soon as reasonably practical following the cessation of service date. In addition, hardship distributions are permitted if certain criteria are met. The Plan provides that participants may receive in-service distributions of any or all of their vested account balances as of the date they attain age 59 1/2. Any amounts subsequently credited to their account shall be available after each such contribution to the extent it is fully vested. Benefits are recorded when paid.

Distributions Upon Termination of Employment — Effective January 1, 2010, the Plan was amended to allow a participant to withdraw a portion of their vested account balance as a partial distribution.

If a participant terminates employment after he or she is fully vested, his or her account balance will be distributed in either a single sum or a partial distribution, in accordance with his or her distribution election. In the case of the participant's death, a single sum will be distributed to the participant's beneficiary.

If a participant terminates employment before he or she is fully vested, the vested portion of his or her account balance will be distributed in either a single sum or a partial distribution, in accordance with his or her distribution election, and the nonvested portion will be forfeited.

Forms Acceptance of Tax-Free Rollovers — Eligible participants may roll over the taxable portion of an eligible rollover distribution from another tax-qualified plan or Individual Retirement Account by contributing all or part of that distribution in cash to the Plan. The rollover does not qualify for matching contributions.

Forfeited Accounts — At December 31, 2010 and 2009, forfeited nonvested accounts totaled $68,260 and $52,858, respectively. During the year ended December 31, 2010, employer contributions were reduced by $58,031 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, common stock, a brokerage account, common collective trust funds, a stable value fund and a guaranteed income fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Effective January 1, 2010, investment in Company stock is valued at quoted market prices. Prior to January 1, 2010, the Company stock was unitized in a fund specific to the Plan, made up of Vodafone Group PLC common stock and a money market fund. The fair value was determined by Charles Schwab Trust Company based on the underlying investments within the fund.

Effective January 1, 2010, the Plan offers a fully benefit-responsive investment contract (Guaranteed Income Fund) with Prudential as an investment option. Prudential maintains the contributions in a general account. Participants may direct permitted withdrawals or transfers of all or a portion of their account balance at contract value. The contract is included in the financial statements at fair value, which approximates contract value.

Under the investment contract, the Plan receives interest at crediting rates that are announced in advance and guaranteed for a specific period of time. A single interest crediting rate is applied to all contributions made under the contract regardless of the timing of those contributions. The issuer of the investment contract is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is agreed upon with the issuer, but may not be less than 1.5%. Such interest rates are reviewed on a semiannual basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis.

	2010
Average yield earned by the Plan (1)	2.65%
Average yield credited to participants (2)	2.65%

(1) Computed by dividing the annualized one-day actual earnings of the contract by the fair value of the investments.

(2) Computed by dividing the annualized one-day earnings credited to participants by the fair value of the investments.

Prior to January 1, 2010, the Plan invested in a stable value fund, stated at fair value and then adjusted to contract value. Fair value of the stable fund was the net asset value of its underlying investments, and contract value was principal plus accrued interest. In accordance with GAAP, the stable value fund was included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item was presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Also prior to January 1, 2010, the Plan invested in common collective investment trust funds, stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan, as provided in the Plan document.

New Accounting Standards:

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures*, which amends ASC 820, *Fair Value Measurements and Disclosures*, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan's financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan's financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

	Fair Value Measurements at December 31, 2010, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Vodafone Group Plc Stock	$21,797,333	$ -	$ -	$ 21,797,333
Mutual funds:				
US equity funds	45,873,080			45,873,080
International equity funds	11,812,175			11,812,175
Bond funds	11,709,751			11,709,751
Total mutual funds	69,395,006	-	-	69,395,006
Guaranteed Income Fund	-	16,363,395	-	16,363,395
Self Directed Brokerage Account: (a)				
Common stocks	636,340			636,340
Mutual funds	167,906			167,906
Cash and cash equivalents	361,806			361,806
US governmental securities	152,034			152,034
Total self directed brokerage account	1,318,086	-	-	1,318,086
Total	$92,510,425	$16,363,395	$ -	$108,873,820

(a) The brokerage account is invested in a variety of categories of common stock, mutual funds and other investments as directed by participants.

	Fair Value Measurements at December 31, 2009, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Vodafone Group Plc Stock Fund	$ -	$ 19,417,158	$ -	$ 19,417,158
Mutual funds:				
US equity funds	32,651,098			32,651,098
International equity funds	11,093,749			11,093,749
Asset allocation funds	12,671,284			12,671,284
Bond funds	8,408,360			8,408,360
Total mutual funds	64,824,491	-	-	64,824,491
Common/collective trust funds:				
US equity funds		2,613,148		2,613,148
Target retirement funds		2,863,049		2,863,049
Fixed income funds		13,787,088		13,787,088
Total common/collective trust funds	-	19,263,285	-	19,263,285
Self Directed Brokerage Account: (a)				
Common stocks	175,706			175,706
Mutual funds	286,047			286,047
Cash and cash equivalents	219,106			219,106
US governmental securities	168,420			168,420
Unit investment trusts		120,558		120,558
Total self directed brokerage account	849,279	120,558	-	969,837
Total	$ 65,673,770	$ 38,801,001	$ -	$ 104,474,771

(a) The brokerage account is invested in a variety of categories of common stock, mutual funds and other investments as directed by participants.

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2010 and 2009, are set forth in the below tables:

	2010
Common stock — Vodafone Group Plc Stock	$21,797,333
Stable Value Fund:	
Prudential Guaranteed Income Fund	16,363,395
Mutual funds:	
Vanguard Institutional Index Fund	14,492,214
Europacific Growth Fund	11,812,175
Blackrock Equity Dividend	5,875,010
Growth Fund of America	14,218,950
Pimco Total Return — Admin Class	11,709,751

	2009
Common stock — Vodafone Group Plc Stock Fund	$19,417,158
Common/collective trusts — Schwab Stable Value Select Fund at contract value	13,692,609
Mutual funds:	
Schwab S&P 500 Index Select Fund	14,540,820
Europacific Growth Fund	11,093,749
Schwab Market Track Growth Fund	7,184,254
Growth Fund of America	11,521,510
Pimco Total Return — Admin Class	8,408,360

During the year ended December 31, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$ 2,724,952
Mutual funds	6,137,541
Self Directed Brokerage	468,099
Net appreciation in fair value of investments	$ 9,330,592

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are in funds and accounts that are managed by Prudential or CSTC or their subsidiaries and affiliates. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As discussed in Note 2, effective January 1, 2010, the company stock of Vodafone Group Plc, the sponsoring employer, was converted from a unitized fund to common shares. At December 31, 2010 and 2009, the Plan held 824,407 shares and 7,211,036 units, respectively, of common stock of Vodafone Group Plc,, the sponsoring employer, with a cost basis of $12,039,921 and $11,974,326, respectively. During the year ended December 31, 2010, the Plan recorded dividend income of $367,937.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Prudential. Prudential received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS.

During the Plan year, the Plan had certain operational issues occur. In order to prevent the Plan from incurring a qualification defect, the Plan's sponsor will take the necessary corrective action in accordance with the acceptable correction method of the Employee Plans Compliance Resolution System. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and has maintained its tax-exempt status. Therefore, no provision for income tax has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or applicable state taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total assets per the Form 5500 as of December 31, 2010 and 2009, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2010, is as follows:

	2010	2009
Net assets available for benefits per the financial statements	$109,799,291	$ 105,060,569
Adjustment for common stock dividend receivable - December 31, 2010	(367,937)	-
Adjustment for employer contributions receivable - December 31, 2010	(145,395)	-
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2009	-	94,479
Forfeiture balance — December 31, 2009	-	(52,858)
Total net assets per the Form 5500	$109,285,959	$ 105,102,190

Increase in net assets per the financial statements:	$ 4,738,722
Adjustment for common stock dividend receivable - December 31, 2010	(367,937)
Adjustment for employer contributions receivable - December 31, 2010	(145,395)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2009	(94,479)
Forfeiture balance — December 31, 2009	52,857
Net income per Form 5500	$ 4,183,768

9. NET ASSET VALUE (NAV) PER SHARE

At December 31, 2010, there were no Plan investments that were valued using NAV. The following table sets forth a summary of the Plan's investments with a reported NAV at December 31, 2009.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2009				
Investment	**Fair Value ***	**Unfunded Commitment**	**Redemption Frequency**	**Other Redemption Restrictions**	**Redemption Notice Period**
US equity funds (a)	$ 2,613,148	None	Daily	None	None
Target retirement funds (b)	2,863,049	None	Daily	None	None
Fixed income funds (c)	13,787,088	None	Daily	None	None
Vodafone Group Plc Stock Fund (d)	19,417,158	None	Daily	None	None
Total	$ 38,680,443				

*The fair values of the investments have been estimated using the net asset value of the investment.

(a) Equity index fund strategies seek long-term growth of principal and income by investing primarily in a diversified portfolio of common stocks of large capitalization companies.

(b) The target retirement funds seek to provide a total return for investors at or near retirement. The funds are diversified across several asset classes and are designed to provide an investment portfolio that adjusts over time to meet the changing risk and return objectives of investors over their expected investment horizon.

(c) The fixed income fund seeks to maintain principal value, protect against market price volatility, obtain consistent income return and provide liquidity for benefit payments and withdrawals. The fund invests primarily in investment contracts issued by insurance companies, banks and other financial institutions, and other instruments.

(d) The Vodafone Group Plc Stock Fund is made up of Vodafone Group Plc common stock and a money market fund. The investment objective of this fund is to allow participants to share in the potential growth of the Company. The net asset value of the fund is determined daily. Units can be issued and redeemed on any business day at the daily unit value.

* * * * * *

SUPPLEMENTAL SCHEDULE

VODAFONE US RETIREMENT PLAN

Employer ID No: 94-3213132

Plan No: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value **
*	Prudential Guaranteed Income Fund	Guaranteed Income Fund	$ 16,363,395
	Morgan Stanley Institutional Midcap Growth Fund	Mutual fund	2,142,030
	Vanguard Institutional Index Fund	Mutual fund	14,492,214
	Growth Fund of America	Mutual fund	14,218,950
	Europacific Growth Fund	Mutual fund	11,812,175
	Vanguard Small Cap Institutional Fund	Mutual fund	4,537,472
	Pimco Total Return - Admin Class Fund	Mutual fund	11,709,751
	Alger Smallcap Growth Fund	Mutual fund	1,489,591
	Blackrock Equity Dividend	Mutual fund	5,875,010
	Perkins Smallcap Value Fund	Mutual fund	1,985,127
	Columbia Midcap Value Fund	Mutual fund	1,132,686
	Self Directed Brokerage	Self-directed brokerage account	1,318,086
*	Vodafone Group Plc Stock	Common stock	21,797,333
*	Loan Fund	Participant loans (maturing through 2019 at interest rates of 4.25% - 9.25%)	412,139
			$ 109,285,959

* Party-in-interest.

** Cost information is not required for participant-directed investments and therefore is not included.